WF: How big is the market you're targeting?

FOUNDERS: The frozen desserts market is $75 billion world-wide, and $8 billion in the U.S. alone.

WF: Have you started franchising?

FOUNDERS: We are currently developing our documents and operation manuals with some professional help. We're hoping to start offering franchises anywhere in the United States in 2019.

WF: What proportion of your revenues comes from corporate events versus the resale locations?

FOUNDERS: Because our corporate events can happen anywhere within the tri-state area of New York City, our catering revenue numbers for 2017 were about $110,000. That only encompasses about nine months of our catering venture. It's a small percentage of our total revenue, but I don't know the exact number.

Our ice cream product has a very good margin, and that's why we push that as hard as we can. It provides that extra margin that helps a retail location be successful and extremely profitable.

WF: How is the corporate event side of the business doing?

FOUNDERS: It's growing quickly. We're projecting that we'll be able to double its size for the New York City tri-state area. We're currently on target for 2018. We think there's a huge market within New York City for corporate and private events, and New York City is a pretty expensive market.

WF: How much business is the original location doing and how has that changed over the past three years?

FOUNDERS: The Chinatown location has been open the longest. In 2017, it did about $850,000 in revenue. That's grown over time. Revenues at the different locations vary.

Part of our strategic plan is to expand to warmer climates, and we've noticed that we have a couple of different models for our growth. Historically, we've opened full-blown corporate stores, but we have a kiosk type model in our Flushing store. That's a store that's under 300 or 400 square feet with shared bathroom facilities and seating facilities. We find that model to be significantly better in terms of risk versus reward and profitability than other stores.

WF: Are you focusing solely on that kiosk model going forward, or are you going to continue to open full-scale locations?

FOUNDERS: We think we will push kiosks more than our corporate-owned stores. For our franchisees, we'll leave kiosks as an option for them.

WF: What are your goals for the next six to 12 months?

FOUNDERS: We want to grow. That's where Wefunder comes in - our plans really depend on the amount of money that we raise. We're hoping to get five to seven kiosk stores open in 2019, but a large portion of it depends on how much money we can bring in to help accelerate that growth.

WF: Where do you want to open new stores?

FOUNDERS: We will probably expand more on the east coast because it's a little easier to manage from a logistics standpoint. We have a partnership where we could go into a regional supermarket similar to what Starbucks has done with some of the bigger supermarkets. Those stores usually have a food court where we can plug and play. There's not a lot of build out necessary. Then we'd look to replicate that model with other regional supermarket type centers and perhaps local malls. We feel like those are good, high-traffic areas.

WF: Your company has an awesome following on social media. How do you think about your brand and overall marketing?

FOUNDERS: We've pushed our brand and our marketing towards a younger demographic by being so engaging on social media and newer forms of marketing. It's important to us that we make interesting social media posts. In the three years that we've been in business, we've noticed that larger and larger companies are transitioning toward that model of marketing. We felt like we were at the forefront of that. We're able to captivate our audience without having to spend too many dollars, and we're able to get a lot of people's attention on our brand and our products that way.

WF: Do you do much paid advertising?

FOUNDERS: All of our marketing so far has been organic, and as we grow larger and into different areas, we are planning on investing money into more traditional forms of marketing. So far, we've organically grown our brands through different kinds of social media and marketing outlets. It's one of those things that we want to continue to have as part of our marketing strategy. We believe that traditional forms of marketing are something that we need to do as part of an all-encompassing strategy.

WF: Who are your competitors?

FOUNDERS: One of the things that has helped us succeed is that we're so unique and this is a completely new sector within the frozen dessert space. We feel like we're leaders in this particular space, and we set the benchmark for what everyone else is doing. Copycat brands have come up, but I don't consider them competitors as much as copycats. There are some companies in other regions that have done rolled ice cream, but whenever someone thinks about this particular product, we're definitely the first and probably the only brand they can imagine.

WF: Raising money through crowdfunding is a relatively unconventional way to raise equity. What made you want to try it?

FOUNDERS: Part of the appeal is the ability to gain a broader audience. One thing Wefunder pushes is that people who invest are also vested in building the brand. A lot of people have come to us in the past asking to franchise or somehow get paraphernalia. Wefunder would allow some of those fans who are big believers in our product and our brand to participate.

Crowdfunding is also very much in line with our brand and our message. We've marketed ourselves and positioned ourselves as an interesting and new kind of company selling a new kind of ice cream. This kind of crowdfunding for financing and investing is along the same lines. It's a different field that is all about a new way of thinking about business. That lines up with our mission and vision for the business.

WF: What are the biggest challenges you foresee coming at you in the next year?

FOUNDERS: We don't necessarily see them as challenges, but rather how quickly we can execute our growth plans. A large part of that is access to capital. We're certainly profitable, and we could grow that way, but an injection through a loan or equity would facilitate our expansion in a quicker method. Getting market share through leveraging franchisees and the kiosk approach is going to set us up as the number one or number two player in this sub-niche of the premium dessert industry.

WF: Even if you can raise that capital, what other challenges might stand in the way of your growth?

FOUNDERS: As part of any capital raising, you put in the risks and indemnifications. There are certain things like partners getting hit by a bus or a large competitor coming into the space. Those are all things that any small business would see as a challenge. That's nothing outside of the norm. This is very much a retail business, and we face some of the very same challenges that any retailer would in this day and age. Actually, Amazon hasn't quite yet figured out how to deliver rolled ice cream.

WF: What is your potential end game?

FOUNDERS: We're perfectly happy growing a portfolio of companies and building an awesome brand, but if somebody came along with the right numbers and had the vision to take it to the next level, we would certainly entertain that. We have been approached. Along with Wefunder, we're looking for some opportunities to raise private equity money. Once we get to a certain size, where it makes sense to become a portfolio company, we would be open to selling to a private equity company that specializes in Sales and Distribution. If a larger competitor such as Baskin-Robbins or Dunkin' Donuts wanted to add a specialty store to their portfolio, we would also entertain that.

WF: How big in terms of revenue or physical locations would you need to be for a potential acquisition?

FOUNDERS: That's really hard to say. We've heard anywhere between 50 and 100 stores, both franchise as well as corporate. That's probably an appropriate number, but it really depends on the private equity firm.

WF: What are some of those biggest challenges that you see in getting into franchising?

FOUNDERS: We want to make sure that we maintain a very strong brand that people can really fall in love with. Once we start franchising, we want to be able to maintain that high level of quality control and customer service that we've been able to offer our customers for the last three years. We want to be able to give that same kind of experience to our franchisees and customers of the franchisees. We expect that when we first start out there are going to be a lot of hurdles for us on the first couple franchisees to be sure that everything is as high quality as we've come to expect, and we'll need to project that dedication to quality onto another business owner. We want to make sure that 10 Below continues as a strong brand whether it's through corporate-owned stores or through our franchises.

WF: How do you try to control quality in a new franchise location?

FOUNDERS: We've already invested time and money into that because we wanted to develop a strong operating document with procedures around our franchise documents. We've already engaged with professionals in order to help us navigate the difficult process of setting up a well-done franchise. We have all those things in place; we're taking this very seriously. I plan on being on the ground with these franchisees to make sure that they're able to maintain the high level of quality that we're expecting and make sure everything is done properly.

WF: Why should someone invest in 10Below?

FOUNDERS: It's an opportunity for investors to get in on the ground floor with an exciting new brand. We started with humble beginnings as a little ice cream dessert shop, and now we've established ourselves as one of the premier and most innovative dessert companies in the United States. We're now entering our rapid growth phase.

Think about how Starbucks started with coffee and now they sell breakfast and lunch items. It's the same thing with Baskin-Robbins and Dunkin' Donuts -- they all started with a single menu item and eventually built a brand. We look to emulate the Subways or the Dunkin Donuts of the world, which are some of the more successful franchise brands. And I think we have the right team in place. It's just a matter of timing and getting funds in to be able to execute the vision.

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